

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2019

Yimin Jin
Chief Executive Officer
TMSR Holding Company Limited
A101 Hanzheng Street City Industry Park
No.21 Jiefang Avenue, Qiaokou District
Wuhan, Hubei, China 43000

> **Re: TMSR Holding Company Limited**
> **Registration Statement on Form S-3**
> **Filed June 24, 2019**
> **File No. 333-232316**

Dear Mr. Jin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction